ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
(“REED ELSEVIER”)

5 April 2013

Director Shareholding

Reed Elsevier announces that on 4 April 2013, Ms Lisa Wallschlaeger, the spouse of
Mr Duncan Palmer, a director of Reed Elsevier, purchased 303 Reed Elsevier NV ADRs, at a price of $32.9355 per ADR. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

As a result of this transaction, Mr Palmer’s current disclosable interest in Reed Elsevier’s ordinary share capital is:

•	88 Reed Elsevier PLC ordinary shares; and

•	732 Reed Elsevier NV ordinary shares.